Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement effective as of April 3, 2009 (the “Effective Date”) is between AuthenTec, Inc., a Delaware corporation (the “Company” or “AuthenTec”), and Anthony Iantosca (“Player”).

1.	Employment. The Company hereby employs Player and Player hereby accepts employment with the Company to assist in the development and to promote the operation of the business carried on by the Company subject to the following conditions:

(a)	Position. Player will serve as Senior Vice President, Worldwide Operations, reporting to the Chief Executive Officer and will perform such duties and will exercise such responsibilities, commensurate with such position, on behalf of the Company as from time to time will be assigned to him. During his service hereunder, Player will at all times provide his full working time and best efforts to the performance of his obligations and duties hereunder; provided, however, that nothing herein contained will be deemed to prevent or limit the right of Player to (i) invest his funds in the capital stock or other securities of any corporation except a competitor or (ii) serve on the boards of directors or advisory committees of charitable organizations, trade organizations or other companies which are not competitors and which are previously approved in writing by the Company or (iii) engage in other personal business matters that do not interfere with the performance of Player’s duties as described above.

(b)	Base Compensation. During the term of his employment hereunder, Player will be paid an annual base salary at the rate of $185,535 (“Base Compensation”), payable in equal bi-weekly installments in arrears; provided however, that beginning with the standard review cycle planned for 2010, the Board will review and, in its discretion, may increase Player’s Base Compensation based on the Company’s performance and Player’s contributions. Player’s Base Compensation shall not be reduced, without prior written agreement, except in accordance with a Board approved reduction that is uniformly applied to all players who are employed as Directors and above within the Company.

(c)	Bonus Plan; Annual Bonus. In addition, Player will be eligible to participate in AuthenTec’s annual bonus plans which are generally available to other senior level players of AuthenTec as may be approved from time to time.

(d)	Equity Grants. The Player shall be eligible to participate in and receive equity-based grants in any stock option plan, restricted stock plan or other equity-based or equity-related compensation plan, programs or agreements of the Company made available generally to its senior executives; provided that the amount, timing, and other terms of any future grant shall be determined by the Board (or the Compensation Committee thereof) in its sole discretion.

(e)	Other Benefits.

(i)	Insurance and Other Benefits. Player shall be entitled to participate in all of the benefits afforded full-time AuthenTec players, subject to the various eligibility requirements of the specific benefit plans and subject, in some cases, to player contributions to such plans. These benefits shall include group health and dental plans, a 401(k) deferred compensation plan, life insurance and short term disability coverage, as well as optional supplemental life insurance and long term disability coverages.

(ii)	Vacation. Player shall be entitled to an annual vacation as provided by the Company’s then-current policy. Unused vacation shall be accrued pursuant to the Company’s then-current policy.

(iii)	Reimbursement of Expenses. The Company shall reimburse Player for all reasonable travel, temporary lodging, entertainment and other expenses incurred or paid by Player in connection with or related to the performance of his duties or responsibilities under this Agreement, provided that Player submits to the Company substantiation of such expenses sufficient to satisfy the Company’s expense reimbursement policies and the record keeping guidelines promulgated from time to time by the Internal Revenue Service.

(iv)	Indemnification; Liability Insurance: Company agrees to indemnify Player and hold Player harmless to the fullest extent permitted by Delaware law and under the bylaws of Company against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorneys’ fees), losses, and damages resulting from the Player’s good-faith performance of his duties and obligations. Company shall cover Player under directors and officers’ liability insurance in substantially the same amount and on substantially the same terms as Company covers its other active officers and directors.

2.	Term of Employment; Termination.

(a)	Term. Nothing in this agreement shall be construed as a contractual guarantee of employment. Employment is both considered “at will” and, subject to local law, may be discontinued by either party, with or without cause, at any time.

(b)	Termination; Post-Termination Matters.

(i)	Termination.

(A)	Voluntary Termination By Player. Player will give the Company at least thirty (30) days prior written notice as to the date of any voluntary termination by Player, specifying therein the date of termination. [note: having this is fine, although assume really no recourse on our part. Also assume if we walk them, they would get this pay as long as they gave the 30 day notice].

(B)	Termination By the Company For Cause. The Company may terminate Player’s employment hereunder at any time for Cause.

(C)	Termination By The Company Without Cause. The Company may terminate Player’s employment upon at least thirty (30) days prior written notice Without Cause. Any such termination Without Cause will be within the sole discretion of the Company. Such discretion if exercised by the Company will be unlimited and will not be subject to any test of reasonableness by any court of law or by Player.

(D)	Constructive Termination Of Player. Player may terminate his employment upon written notice to the Company of any one of the following events that occurs, if not cured and corrected by the Company or its successor within ten (10) business days after written notice thereof by the Player to the Company or its successor (“Good Reason”): (i) any adverse change in the Player’s titles or position that constitutes a material diminution or material adverse change in authority as compared to the authority of the Player’s title or position as of the Effective Date; (ii) any material reduction in the Player’s annual Base Compensation as in effect on the Effective Date (other than as set forth in the proviso to item (v)); (iii) a substantial diminution or material adverse change in the Player’s duties and responsibilities (other than a change due to the Player’s total and permanent disability or as an accommodation under the Americans With Disabilities Act); (iv) any requirement that the Player relocate, by more than 50 miles, the principal location from which he performs services for the Company as compared to such location as of the Effective Date; (v) any other material breach of this Agreement by the Company which is not cured within thirty (30) days after receipt of written notice, provided that a reduction in the Player’s Base Compensation that is proportional under a Board approved plan affecting all other players who are employed as Directors and above within the Company shall not be deemed a material breach of this Agreement, no need to be redundant]; (vi) failure of Company to obtain the agreement from any successor to Company to assume and agree to perform this Agreement; provided, however, that no diminution of title, position, duties or responsibilities shall be deemed to occur solely because the Company becomes a subsidiary of another corporation or entity or because there has been a change in the reporting hierarchy incident thereto involving the Player.

(ii)	Severance.

(A)	If Player’s employment is terminated pursuant to Sections 2(b)(i)(A) or (B), the Company shall pay Player only his Base Compensation through his actual day of termination, and the Company shall have no further liability or obligation to Player, his executors, heirs, assigns or other persons claiming under or through his estate.

(B)	If the Company terminates Player’s employment Without Cause pursuant to Section 2(b)(i)(C) or Player terminates his employment in accordance with Section 2(b)(i)(D) then, provided Player executes a general release with language acceptable to the Company, the standard form of which is set forth in Exhibit A below (a “Release”), the Company shall provide Player with the following:

(I)	Payment in an aggregate amount equal to nine (9) months of Player’s then-applicable annual Base Compensation, plus an amount equal to 9/12ths of Player’s annual bonus as most recently paid by the Company for the period immediately preceding the year of termination, if any such bonus was achieved, less applicable withholding, payable as a lump sum within sixty (60) days after Player’s termination of employment.

Payment in an aggregate amount equal to nine (9) months of the COBRA costs associated with continuation of benefits under the Company’s player healthcare benefit plans (medical, dental, prescription) in which Player participated immediately prior to Player’s termination of employment. Payment will be made to the Player within sixty (60) days after Player’s termination of employment.

(II)	The assignment, at Player’s option, of life and disability insurance policies insuring Player, provided that, notwithstanding paragraph (I) above, Player shall thereafter be responsible for any premium payments and transfer of any vested funds or other benefits under any of the Company’s ERISA or other benefit plans and such assignment shall only be permitted if allowed under the terms of the applicable insurance policy.

(III)	If the Company terminates Employee’s employment Without Cause pursuant to Section 2(b)(i)(C), vesting under Employee’s equity grants shall vest during the severance period.

(IV)	If, employment is terminated Without Cause by the Company or for Good Reason by the Player at any time after the date hereof, and within twelve (12) months after a Change in Control, then Player is entitled to additional vesting of all Equity Awards granted to the Player under each stock incentive plan of the Company, such vesting shall be credited as of the date of employment termination such that Player will vest with respect to that number of additional shares that would have vested through the second anniversary of the Change of Control. For example, if Player is terminated within six months of the Change of Control, then Player’s Equity Awards would vest with respect to an additional 18 months.

Notwithstanding anything in this letter agreement to the contrary, if the Player remains in the continuous employment of the Company for a period of twelve (12) months following a Change of Control, Player shall be entitled at such time to an additional twelve (12) months of vesting of all Equity Awards granted to Player under each stock incentive plan of the Company.

(V)

Vested Equity Awards shall remain exercisable for a period of nine (9) months from the termination date; provided, however, that to the extent any Equity Awards are “incentive stock options”, such options shall cease to be “incentive stock options”. Notwithstanding the foregoing, no Equity Awards may be exercised after the end of the original maximum term of the Equity Award. The parties acknowledge and agree that this letter serves to amend the applicable Equity Award grant agreements to comport with the provisions set forth herein.

(iii)	Definitions. As used in this Agreement.

(A)	A “voluntary termination” of employment means any termination of Player’s employment with the Company, other than Termination for Cause or Without Cause by the Company, termination due to death or disability or termination by Player for Good Reason.

(B)	“Termination for Cause” means Player’s termination if such termination results from any one or more of the following events, circumstances or occurrences: (i) the Player’s material breach of any written employment, consulting, advisory, proprietary information, nondisclosure or other agreement with the Company and his or her subsequent failure to cure such breach to the satisfaction of the Company within thirty (30) days following written notice of such breach to the Player by the Company; (ii) the Player’s conviction of, or entry of a plea of guilty or nolo contendere to, a felony or any misdemeanor involving moral turpitude if the Board reasonably determines that such conviction or plea materially adversely affects the Company; (iii) the commission of an act of fraud or dishonesty by the Player if the Company reasonably determines that such act materially adversely affects the Company; or (iv) Player’s intentional damage or destruction of substantial property of the Company. The determination of “cause” shall be made in good faith by the Company and its determination shall be final and conclusive.

(C)	A termination “Without Cause” means a termination at the will of the Company other than Termination for Cause.

(D)	“Change of Control” shall mean the earliest to occur of (i) a merger or consolidation to which the Company is a party and which results in, or is effected in connection with, a change in ownership of a majority of the outstanding shares of voting stock of the Company, (ii) any sale or transfer of all or substantially all of the assets of the Company to an unaffiliated third party or (iii) a liquidation or dissolution of the Company.

(E)	“Equity Award” means any option, stock appreciation right, restricted stock, restricted stock unit, performance share or performance unit award or other award with respect to shares of the capital stock of the Company granted to you by the Company prior to a Change in Control, including any such award which is assumed or continued by, or for which a replacement award is substituted by, any successor to the Company in connection with the Change in Control.

(c)	Post-Termination Matters.

(i)	Return of Materials. Upon any termination of Player’s employment, Player will promptly return to the Company all personal property of the Company and all copies and originals of documents and other tangible impressions, in any medium, containing confidential or proprietary information of the Company.

(ii)	Expenses. The Company will pay to Player all expenses permitted to be reimbursed hereunder within ten (10) days after appropriate documentation has been submitted by Player.

(iii)	Noncompete; Nonsolicitation. During the term hereof and the period specifically indicated in subsections (A), (B), (C) and (D) below, following termination of Player’s employment for any reason, Player will not, directly or indirectly, on behalf of himself or any behalf of anyone else:

(A)	for a period of twelve (12) months, as an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than five percent (5%) of the total outstanding stock of a publicly-held company), engage in any business activity that directly competes with the kind or type of products or services of developed or being developed, produced marketed, distributed, planned, furnished or sold by the Company while Player was employed by the Company;

(B)	for a period of twelve (12) months, call upon any of the customers of the Company who are such at the time of Player’s termination of employment hereunder, for the purpose of soliciting or providing any product or service the same as that provided by the Company or for the purpose of providing customers to any person or entity conducting a business in direct competition with the business of the Company, as conducted at the date of Player’s termination (a “Competitive Business”);

(C)	for a period of twelve (12) months, communicate with any of the other players, consultants or representatives of the Company for the purpose of inducing such players, consultants or representatives to discontinue their relationship with the Company or to establish a relationship with Player or any Competitive Business; and

(D)	for a period of twelve (12) months, solicit, divert or take away or attempt to solicit, divert or take away any of the customers, clients, licenses, strategic partners or patrons of the Company who are such at the time of the Player’s termination of employment with the Company.

(vi)	Reasonableness of Covenants. Player covenants and agrees with the Company that, if Player violates any of his covenants or agreements under Section 2(c)(iii), the Company will be entitled, subject to any limitations of Florida law, to an accounting and repayment of all profits, compensation, commissions, remuneration or benefits that Player has directly realized or may directly realize as a result of, growing out of or in connection with any such violation; such remedy will be in addition to and not in limitation of any injunctive relief or other rights or remedies that the Company is or may be entitled at law or in equity or under this Agreement. In the event that, notwithstanding the foregoing, any part of the covenants set forth in Section 2(c)(iii) is held by a court of competent jurisdiction to exceed the restrictions which such court deems reasonable and enforceable, such restrictions will be deemed to become and thereafter be the maximum restrictions that such court deems reasonable and enforceable.

3.	Proprietary Information and Inventions. Player has executed and delivered (or will execute and deliver on the date hereof) such customary confidentiality and invention assignment agreements during the term hereof as the Company requests of its players (the “Player NDA”). Player represents and warrants to the Company that Player is not bringing with him, and covenants with the Company that he will not use in the course of his employment with Company, any proprietary rights or intellectual property rights to which he does not lawfully possess.

4.	Miscellaneous.

(a)	Governing Law. Subject to Section 1(e)(iv), this Agreement will be subject to and governed by the laws of the State of Florida, without regard to its conflict of laws provisions.

(b)	No Waiver; Amendment. Failure to insist upon strict compliance with any provision hereof will not be deemed a waiver of such provision of any other provision hereof. This Agreement may not be modified except by a written agreement executed by the parties hereto.

(c)	Severability; Context. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any one or more of the provisions hereof will not affect the validity or enforceability of the other provisions hereof. Whenever required by the context, the singular number will include the plural and the masculine or neuter gender will include all genders.

(d)

Survival and Priority. Provisions herein which by their terms so provide will survive any termination of this Agreement or of termination of Player’s employment by the Company. Each of the parties hereto acknowledge and agrees that this Agreement supersedes any existing agreements and any agreements entered into after the date hereof (unless specifically stating otherwise therein) to which the Company and Player are parties or subject to relating to the subject matter contained herein; provided, however, that nothing contained herein shall be deemed to terminate or limit in any way the rights of the Company under the Player NDA.

(e)	Successors.

(i)	Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the Company’s obligations under this Agreement and agree expressly to perform the Company’s obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets that assumes this Agreement or that becomes bound by the terms of this Agreement by operation of law.

(ii)	Player’s Successors. Without the written consent of the Company, the Player shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. Notwithstanding the foregoing, except as provided herein, the terms of this Agreement and all rights of the Player hereunder shall inure to the benefit of, and be enforceable by, the Player’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(f)	Equitable Relief; Arbitration.

(i)	In the event of a breach or threatened breach by Player of the provisions of this Agreement, the Company will, in addition to any other rights and remedies available to it, at law or otherwise, be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining Player from committing any present violation or future violation of this Agreement.

(ii)	The parties agree that any controversy, claim or dispute arising out of or relating to this agreement, or the breach thereof, except as discussed herein or arising out of or relating to the employment of the Player, or the termination thereof, including any statutory or common law claims under federal, state or local law, including all laws prohibiting discrimination in the workplace, shall be resolved by arbitration in Melbourne, Florida, in accordance with the employment dispute resolution rules of the American Arbitration Association. The parties agree that any award rendered by the arbitrator shall be final and binding, and that judgment upon the award may be entered in any court having jurisdiction thereof. The parties further acknowledge and agree that, due to the nature of the confidential information, trade secrets, and intellectual property belonging to the Company to which Player has or will be given access, and the likelihood of significant harm that the Company would suffer in the event that such information was disclosed to third parties, nothing in this Section 4(f)(ii) shall preclude the Company from going to court to seek injunctive relief to prevent Player from violating the obligations established in Sections 2 and 3 of this Agreement. Subject to Section 4(f)(iii), each party shall bear its own costs in any such arbitration, but the Company shall bear the direct and indirect expenses of the arbitrator.

(iii)	Player shall be entitled to receive interest (at the Wall Street Journal prime rate) on any overdue payments of severance compensation (accruing from the sixtieth day after termination) or expenses hereunder if the Company shall fail to make the payments provided for herein and is in breach hereof at the time of termination (no inference being created that the Company shall have any right to withhold payment). Player shall be entitled to retain counsel at the Company’s expense to receive advice regarding Player’s rights hereunder; the Company also agrees to advance as incurred (upon receipt of Player’s undertaking to repay if the Company shall prevail in the litigation) the reasonable fees and expenses of counsel for such advice or for bringing or defending any proceedings arising directly or indirectly out of this agreement.

(g)	Compliance with Section 409A.

(i)	If the Company determines in good faith that any provision of this Agreement would cause Player to incur an additional tax, penalty, or interest under Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”), the Compensation Committee and Player shall use reasonable efforts to reform such provision, if possible, in a mutually agreeable fashion to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A or causing the imposition of such additional tax, penalty, or interest under Section 409A. The preceding provision, however, shall not be construed as a guarantee by the Company of any particular tax effect to Player under this Agreement.

(ii)	For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

(iii)	With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, Player, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(iv)	“Termination of employment,” or words of similar import, as used in this Agreement means, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Section 409A, the Player’s “separation from service” as defined in Section 409A.

(v)	If a payment obligation under this Agreement or other compensation arrangement arises on account of Player’s separation from service while Player is a “specified employee” (as defined under Section 409A and determined in good faith by the Compensation Committee), any payment of “deferred compensation” (as defined under Treasury Regulation Section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six (6) months after such separation from service shall accrue without interest and shall be paid within 15 days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of Player’s estate following his death.

(h)	Notices. Unless otherwise herein provided, notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (i) the date of personal delivery; (ii) the date of delivery by facsimile; or (iii) the next business day after deposit with a nationally-recognized courier or overnight service, including FedEx or Express Mail, for United Sates deliveries or three (3) business days after such deposit for deliveries outside of the United States. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth on the signature page of this Agreement, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service, including Express Mail. Notices to the Company by Player will be marked to the Chairman of the Board.

(i)	Counterparts. This Agreement may be executed in counterparts, each of which will be an original and both of which together will constitute one instrument.

IN WITNESS WHEREOF, the parties have executed this Executive Employment Agreement as of the date first written above.

	AuthenTec, Inc.	PLAYER:

By:	/s/ F. Scott Moody	/s/ Anthony Iantosca
Name:	F. Scott Moody	Anthony Iantosca
Title:	Chief Executive Officer